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SEC MAIL PROCESSING RECEIVED APR 07 2011

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53324

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 AND ENDING 12/31/2010
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Peyton, Chandler & Sullivan, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

959 Marvin Gardens Way
(No. and Street)

Rocklin (City) CA (State) 95765 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard S. From 916-435-3683 or 916 9529050
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mendoza Berger Company, LLP
(Name – *if individual, state last, first, middle name*)

9838 Research Drive (Address) Irvine (City) CA (State) 92618 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard S. From, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Peyton, Chandler & Sullivan, Inc 959 Marvin Gardens Way Rocklin CA, as of April 6, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SEE ATTACHED

Signature

CEO / Pres

Title

Notary Public

ROSS FREDERICK OHRENSCHALL
COMM. # 1867392
Notary Public - California
PLACER
My Commission Expires Nov. 3, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of Placer

On April 6, 2011 (Date) before me, Ross Frederick Ohrenschall, Notary Public, (Here insert Name and Title of the Officer)

personally appeared Richard S. From (Name(s) of Signer(s))

who proved to me on the basis of satisfactory evidence to be the person~~(s)~~ whose name~~(s)~~ is~~/are~~ subscribed to the within instrument and acknowledged to me that he~~/she/they~~ executed the same in his~~/her/their~~ authorized capacity~~(ies)~~, and that by his~~/her/their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

ROSS FREDERICK OHRENSCHALL
COMM. #1867392
Notary Public-California
PLACER
My Commission Expires Nov. 3, 2013

Place Notary Seal Above

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature [signature] (Signature of Notary Public)

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: ______

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______
- ☐ Individual
- ☐ Corporate Officer — Title(s): ______
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
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Signer's Name: ______
- ☐ Individual
- ☐ Corporate Officer — Title(s): ______
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ______

Signer Is Representing: ______

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PEYTON, CHANDLER & SULLIVAN, INC.
FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
AND
INDEPENDENT AUDITORS' REPORT ON
INTERNAL CONTROL
FOR THE YEAR ENDED
DECEMBER 31, 2010

TABLE OF CONTENTS

MENDOZA
BERGER
COMPANY, L.L.P
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
Peyton, Chandler & Sullivan, Inc.
Roseville, California

We have audited the accompanying statement of financial condition of Peyton, Chandler & Sullivan, Inc., a California corporation (the Company) as of December 31, 2010, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, that the Company is filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Peyton, Chandler & Sullivan, Inc. at December 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered recurring losses from operations and has an accumulated deficit and has negative working capital. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 3. The financial statements do not include any adjustments that might result from the outcome of these uncertainties. In addition, the Company's status as an active corporation has been suspended by the Secretary of State of California (as discussed in Note 11).

9838 Research Drive • Irvine • California • 92618
949.387.9850 • Fax 949.387.9652

As discussed in Note 10 to the financial statements, certain errors resulting in the understatement of previously reported income taxes payable as of December 31, 2009, were discovered by management of the Company during the current year. Accordingly, an adjustment has been made to retained earnings as of December 31, 2009, to correct this error.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mendoza Berger & Company, LLP

Mendoza Berger & Company, LLP

Irvine, California
April 6, 2011

PEYTON, CHANDLER & SULLIVAN, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Property and equipment, net	$	4,236
Total assets	$	4,236

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities		
Accounts payable and accrued liabilities	$	23,904
Income taxes payable		23,820
Total current liabilities		47,724
Stockholders' equity		
Preferred stock, no par value, 10,000,000 shares authorized		
Series A, 88,144 shares issued and outstanding		308,500
Series B, 80,000 shares issued and outstanding		118,960
Common stock, no par value; 40,000,000 shares authorized, 18,280,085 shares issued and outstanding		367,800
Additional paid-in capital		330,588
Accumulated deficit		(1,169,336)
Total stockholders' deficit		(43,488)
Total liabilities and stockholders' equity	$	4,236

See accompanying notes to the financial statements

PEYTON, CHANDLER & SULLIVAN, INC.
STATEMENT OF OPERATIONS
DECEMBER 31, 2010

Revenue:		
Consulting income	$	1,000
Net revenue		1,000
Operating expenses:		
Compensation and benefits		29,750
Consulting expenses		1,440
Office expenses		40,545
Legal and professional fees		23,345
Rent		12,600
Depreciation		2,789
Tax and licenses		4,914
Total operating expenses		115,383
Loss from operations		(114,383)
Other income:		
Net gain (loss) on dispositions of assets		8,067
Loss before provision for income taxes		(106,316)
Provision for income taxes (Note 6)		(800)
Net loss	$	(107,116)

See accompanying notes to the financial statements

PEYTON, CHANDLER & SULLIVAN, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

	Preferred Stock									
	Series A		Series B		Common Stock					
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at December 31, 2009	88,144	$ 308,500	80,000	$ 118,960	18,280,085	$ 367,800	$ 39,540	$ (1,039,200)	$ (204,400)
Prior-period adjustment (Note 10)	-	-	-	-	-	-	-	(23,020)	(23,020)
Adjusted balance at December 31, 2009	88,144	308,500	80,000	118,960	18,280,085	367,800	39,540	(1,062,220)	(227,420)
Capital contributions	-	-	-	-	-	-	291,048	-	291,048
Net loss	-	-	-	-	-	-	-	(107,116)	(107,116)
Balance at December 31, 2010	88,144	$ 308,500	80,000	$ 118,960	18,280,085	$ 367,800	$ 330,588	$ (1,169,336)	$ (43,488)

See accompanying notes to the financial statements

PEYTON, CHANDLER & SULLIVAN, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

Cash flows from operating activities:	
Net loss	$ (107,116)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	2,789
Net (gain) loss on dispositions of assets	(8,067)
Changes in operating assets and liabilities:	
(Increase) decrease in assets:	
Notes receivable	31,915
Prepaid expenses	25
Increase (decrease) in liabilities:	
Accounts payable and accrued liabilities	21,227
Accrued wages and related expenses	32,026
Net cash used in operating activities	(27,201)
Cash flows from investing activities:	
Proceeds from disposition of assets	12,691
Net cash from investing activities	12,691
Cash flow from financing activities:	
Capital contribution	26,954
Note payable – related party, converted to additional paid in capital	(12,500)
Net cash provided by financing activities	14,454
Net decrease in cash	(56)
Cash, beginning of year	56
Cash, end of year	$ -

Supplemental disclosures:

Schedule of noncash financing activities

Assumption of accrued wages and related liabilities by shareholder, converted to additional paid-in capital	$ 240,154
Assumption of accrued rent by shareholder, converted to additional paid-in capital	23,940
	$ 264,094

See accompanying notes to the financial statements

1. NATURE OF ORGANIZATION AND BUSINESS OPERATIONS

Peyton, Chandler & Sullivan, Inc. (the Company), is a registered broker/dealer effective as of November 5, 2001 with the Financial Industry Regulatory Authority (FINRA), and all securities transactions for the accounts of its customers are cleared by another broker/dealer on a fully disclosed basis. The Company is licensed to engage in the following types of business: broker or dealer retailing corporate equities, broker or dealer retailing corporate debt securities, underwriting or selling group participant, mutual fund retailer, U.S. government securities dealer, broker or dealer selling variable life insurance or annuities and private placement of securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements is in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Customer commission income and related commission and clearing expenses are recorded on a trade date basis.

Impairment of Long-Lived Assets

The Company reviews the carrying values of its long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. No impairment losses were recorded in 2010.

Property and Equipment

Property and equipment is stated at cost.

Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the assets, which range from five to seven years.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

Deferred income taxes are reported using the liability method. Deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates in the date of enactment.

Fair Value of Financial Instruments

The Company records financial instruments at their respective fair values. At December 31, 2010, the Company held no financial instruments. Accounts payable and accrued liabilities and income tax payable are stated at fair value.

New Accounting Pronouncements

The Company adopted the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 105-10, *Generally Accepted Accounting Principles – Overall* ("ASC 105-10"). ASC 105-10 establishes the FASB Accounting Standards Codification (the "Codification") as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. GAAP. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. All guidance contained in the Codification carries an equal level of authority. The Codification superseded all existing non-SEC accounting and reporting standards. All other non-grandfathered, non-SEC accounting literature not included in the Codification is non-authoritative. The FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates ("ASUs"). The FASB will not consider ASUs as authoritative in their own right. ASUs will serve only to update the Codification, provide background information about the guidance and provide the bases for conclusions on the change(s) in the Codification. References made to FASB guidance throughout this document have been updated for the Codification.

3. GOING CONCERN

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern. The Company sustained a net loss of $107,116 for the year ended December 31, 2010 and has an accumulated deficit of $1,169,336, has total stockholders' deficit of $43,488 and has $47,724 in negative working capital.

These items raise substantial doubt about the Company's ability to continue as a going concern. If the Company's financial resources are insufficient, the Company will require additional financing in order to execute its operating plan and continue as a going concern. The Company cannot predict whether this additional financing will be in the form of equity, debt or another form and there is no assurance the Company will be able to obtain the necessary additional capital on a timely basis, on acceptable terms, or at all. If financing sources fail to materialize, management would seek alternate funding sources such as the sale of common and/or preferred stock, the issuance of debt or other means.

The Company plans to attempt to address its working capital deficiency by increasing its revenues, maintaining strict expense controls and/or seeking strategic alliances or by obtaining additional financing or a capital infusion.

If the Company is unable to secure additional financing, the Company could be forced to reduce or curtail its business operations. The accompanying financial statements do not reflect any adjustments related to the outcome of this uncertainty.

4. PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31, 2010:

Office furniture and equipment	$ 45,405
Less: accumulated depreciation	(41,169)
	$ 4,236

Depreciation expense for the year ended December 31, 2010 was $2,789.

5. PREFERRED STOCK

Convertible Series A Preferred Stock

The features of the Convertible Series A Preferred Stock include: a) a liquidation preference equal to the original purchase price, b) a right to convert the shares to Common Stock at a conversion rate of the original purchase price divided by the conversion price of $3.50 per share, c) automatic conversion into common stock upon the earlier of, a public offering of common stock of not less than $10,000,000, the merger or consolidation of the Company with any other corporation for aggregate consideration of more than $10.00 per share of common stock, or an election by the holders of at least two-thirds of the then outstanding shares of Convertible Series A Preferred, d) antidilutive provisions, e) voting rights equal to the number of shares of Common Stock issuable if the shares were converted, f) dividends payable at 8% per share when and if declared by the Company's Board of Directors, g) registration rights, and h) redemption rights at the option of the stockholders and the Company.

Convertible Series B Preferred Stock

The features of the Convertible Series B Preferred Stock include: a) a liquidation preference equal to the original purchase price, b) a right to convert the shares to Common Stock at a conversion rate of the original purchase price divided by the conversion price of $1.50 per share, c) automatic conversion into common stock upon the earlier of, a public offering of common stock of not less than $10,000,000, the merger or consolidation of the Company with any other corporation for aggregate consideration of more than $10.00 per share of common stock, or an election by the holders of at least two-thirds of the then outstanding shares of Convertible Series B Preferred, d) antidilutive provisions, e) voting rights equal to the number of shares of Common Stock issuable if the shares were converted, f) dividends payable at a variable rate of 10% of the profits of the market making desk with the institutional desk and a minimum of 8% per share when and if declared by the Company's Board of Directors, g) registration rights, and h) redemption rights at the option of the Company.

5. PREFERRED STOCK (Continued)

Additional Paid-in Capital

As of December 31, 2010, additional paid-in capital represents non-stock, capital contributions by the Company's principal stockholder and Chief Executive Officer as follows:

Cash contributions	$	66,494
Non-cash contributions:		
Assumption of accrued wages and related expenses		240,154
Assumption of accrued rent payable		23,940
	$	330,588

6. PROVISION (BENEFIT) FOR INCOME TAXES

The components of the provision (benefit) for income taxes are as follows for the year ended December 31, 2010:

Current tax expense (benefit):		
Federal	$	(76,200)
State		800
		(75,400)
Deferred liability:		
Federal		9,900
State		2,600
		12,500
		(62,900)
Valuation allowance		63,700
Total provision (benefit) for income taxes	$	800

6. PROVISION (BENEFIT) FOR INCOME TAXES (Continued)

The Company's provision (benefit) for income taxes differs from applying the statutory federal and state income tax rates to income before income taxes primarily as a result of the deferred tax asset valuation allowance.

Deferred tax assets and liabilities reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities at December 31, 2010 are as follows:

Deferred income tax asset, current:		
Benefit from net operating loss	$	97,500
Less: valuation allowance		(97,500)
Deferred income tax asset, current	$	-

The Company also has potential non-current deferred tax assets resulting from net operating loss carry forwards and capital loss carryover of approximately $78,300. The federal and state tax net operating loss carry forwards of approximately $224,000 and $240,000, respectively, may be used to offset future taxable income. Such net operating losses expire through 2029. A valuation allowance for all deferred tax assets was recorded due to the uncertainty of their realization as of December 31, 2010.

7. COMMITMENTS AND CONTINGENT LIABILITIES

FINRA has been reviewing certain compliance issues relating to the Company's business. There could be a monetary settlement paid by the Company to FINRA; however, the review is still ongoing and the amount of the settlement cannot be determined as of the audit date. Management does not believe that this settlement will have any material adverse effect on the Company.

The Company is subject to other legal proceedings and claims occurred in the normal course of business and have not reached final adjudication. Although there can be no assurance as to the ultimate disposition of these matters, it is the opinion of the Company's management, based upon the information available at this time and after consultation with outside legal counsel, that the currently expected outcome of these matters, individually or in the aggregate, will not have a material adverse effect on its business, financial condition, results of operations or cash flows.

7. COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

Settlement of Securities Transactions

The Company is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on the settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by requiring deposits from customers for certain types of trades. Due to the Company's non-compliance with SEC Rule 15e-31 (as discussed in Note 9 below), there were no such liabilities recorded at December 31, 2010.

Leases

The Company was on a month-to-month lease and pays $1,260 per month. Rent expense for the year ended December 31, 2010 was $12,600. The lease terminated effective October 31, 2010.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital deficiency of ($47,724) which was $53,724 below its required net capital of $6,000. The Company's ratio of aggregate indebtedness to net capital was (1) to 1. The Company has not been compliant with SEC rule 15c-31 since January 1, 2008.

9. RESERVE REQUIREMENTS FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such rule) of the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customer accounts, promptly transmits all customer funds and delivers all customer securities received to the clearing broker, and does not otherwise hold funds or securities of customers or dealers. Because of such exemption, the Company is not required to prepare a determination of reserve requirement for brokers or dealers.

10. PRIOR PERIOD ADJUSTMENTS

An accounting error resulting in a $23,020 understatement of income taxes payable at December 31, 2009 was discovered during the current year. Accordingly, the Company made an adjustment of $23,020 to income taxes payable with a corresponding entry to previously reported accumulated deficit.

11. SUSPENDED STATUS

As of December 31, 2010, the Company has been suspended by the Secretary of State of California due to the Company's failure to pay the required income taxes and related penalties for the years ended December 31, 2007, 2008, and 2009.

12. SUSBSEQUENT EVENTS

The Company's majority shareholder and CEO subsequently made capital contributions of approximately $19,000. Also, the Company paid $3,000 to the Franchise Tax Board to reduce its outstanding income tax liability of $23,020 by that amount. The management has evaluated subsequent events through April 6, 2011, the date the financial statement were available to be issued.

SUPPLEMENTARY INFORMATION

PEYTON, CHANDLER & SULLIVAN, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

Net capital:		
Total stockholders' deficit from statement of financial condition	$	(43,488)
Deductions:		
Property and equipment		(4,236)
Tentative net capital		(47,724)
Haircuts		-
Net capital	$	(47,724)
Total aggregate indebtedness	$	47,724
Ratio of aggregate indebtedness to net capital		(1) to 1
Minimum net capital required (120% of $5,000 minimum net capital requirement)	$	6,000
Deficient net capital	$	(53,724)
Reconciliation with Company's computation (included in Part II-A of Form X-17A-5 as of December 31, 2010):		
Net capital as reported in Company's Part II-A (unaudited) FOCUS report	$	(47,224)
Audit adjustments		(500)
Net capital per above	$	(47,724)

See accompanying notes to the financial statements

PEYTON, CHANDLER & SULLIVAN, INC.
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

The Company is claiming an exception from Rule 15c3-3 under provision 15c3-3(k)(2)(ii).

PEYTON, CHANDLER & SULLIVAN, INC.
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2010

The Company is claiming an exception from Rule 15c3-3 under provision 15c3-3(k)(2)(ii).

PEYTON, CHANDLER & SULLIVAN, INC.
SCHEDULE IV
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
FOR THE YEAR ENDED DECEMBER 31, 2010

Not Applicable

See accompanying notes to the financial statements

MENDOZA
BERGER
COMPANY, L.L.P
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

Board of Directors
Peyton, Chandler & Sullivan, Inc.
Roseville, California

In planning and performing our audit of the financial statements and supplemental schedules of Peyton, Chandler & Sullivan, Inc. (the Company), for the year ended December 31, 2010, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9838 Research Drive • Irvine • California • 92618
949.387.9850 • Fax 949.387.9652

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant defifiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mendoza Berger & Company, LLP

Mendoza Berger & Company LLP

Irvine, California
April 6, 2011